

November 9, 2010

Benjamin Cherniak, President and Director
Online Disruptive Technologies, Inc.
c/o National Registered Agents, Inc.
1000 East William Street Suite 204
Carson City, NV 89701

> **Re:** **Online Disruptive Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 26, 2010**
> **File No. 333-168698**

Dear Mr. Cherniak:

We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated October 7, 2010.

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2.   We note your response to prior comment 2. Please remove the reference to the "Pink Sheets" on the cover page and elsewhere in the prospectus, such as on pages 13 and 15, as your shares must be offered at a fixed price until they are quoted on the OTC Bulletin Board or an exchange. Selling shareholders must sell at a fixed price until an actual trading market develops. Quotation on the Pink Sheets is not sufficient to develop an active trading market.

Use of Proceeds, page 12

3.   You indicate on page 12 that you will not be able to launch a "basic version" of your website unless you complete 100% of this offering. Your disclosures on page 20 state that you have completed a "basic version" of the mathematical algorithm that will score each relationship and your current focus is to develop the final version of the mathematical algorithm. Please explain what you mean by "basic version" of your website and describe further the functionality of your website with a basic version of the mathematical algorithms versus a final version of the algorithms. In addition, we note your disclosures on page 66, which indicate that you will need $10,000 to complete the back end of the website including mathematical algorithms. Please clarify, and revise

Benjamin Cherniak
Online Disruptive Technologies, Inc.
November 9, 2010
Page 2

> your disclosures as necessary, to indicate whether $10,000 is the amount required to complete both the basic and final versions of the mathematical algorithms. Also, to the extent the final version of the website is not complete, then tell us how you determined the marketability of your website and how you concluded that revenues earned from the basic version of the RelationshipScoreboard.com website will sufficiently contribute to your cash inflows and allow you to meet your operating expenses and obligations for the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

4. Please relocate this disclosure so that it follows your business discussion and precedes your financial statements.

Transactions with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 71

5. We note your response to prior comment 22. Please clarify in your disclosure the total amount of money that the company owes to Mr. Hough as of the latest practicable date. Refer to paragraphs (a)(5) and (d)(1) of Item 404 of Regulation S-K.

Where You Can Find Additional Information, page 74

6. We note your response to prior comment 23. You indicate in your revised disclosure that upon the effectiveness of the registration statement, you will be considered a Section 15(d) filer because you are not registering a class of securities under Section 12 of the Securities Exchange Act of 1934. However, you also disclose in this section that you intend to file a registration statement on Form 8-A to register your common stock under the Exchange Act concurrently with or immediately following the effectiveness of the registration statement. Please reconcile these seemingly inconsistent statements. Also, it appears that you have removed some of the information required by Item 101(e)(2) of Regulation S-K. Please provide all of the required disclosure or advise.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via facsimile to: (604) 687-6314</u>
         Bernard Pinksky
         Clark Wilson LLP